Tidal ETF Trust II

898 North Broadway, Suite 2

Massapequa, New York 11758

July 8, 2022

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal ETF Trust II (the “Trust”)
Registration Statement on Form N-1A (the “Registration Statement”)
File Nos. 811-23793; 333-264478

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) via correspondence dated July 1, 2022, with respect to the Amendment and the Trust’s proposed initial series, the Carbon Collective Climate Solutions U.S. Equity ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Prospectus

1.	Please expand the Principal Investment Strategy description to include a description of how the Sub-Adviser makes investment determinations designed to enable the Fund to meet its investment objective (e.g., long-term capital appreciation).

Response: The Trust respectfully declines to expand the disclosure, because the investment strategy description is complete. That is, the Sub-Adviser believes that investments in Climate Solution Companies will, almost by definition, deliver long-term capital appreciation. The Sub-Adviser will include within the Fund’s portfolio each company determined to be a Climate Solution Company (subject to the Fund’s other requirements (e.g., IPO at least 6 months prior)).

The Sub-Adviser believes that over the next 30 years, fossil fuels are poised for a significant decline, and may already be in a bubble. For global warming to remain below 1.5ºC, the fossil fuel industry will need to contract by approximately 75% from now until 2050. Each new climate change-driven record-setting milestone adds more pressure for individual, corporate, and government action to accelerate this transition. Even without government intervention, this transition is underway, driven by sheer market forces. Fossil fuels are starting to lose their market share to zero-carbon competitors because technologies like solar, wind, batteries, and electric cars make better financial sense. Further, as climate solutions technologies evolve, they are becoming more efficient and cost effective whereas oil and gas is a debt-heavy, capital-intensive industry where it consistently costs more to extract tomorrow than it did today. The Sub-Adviser believes that companies engaged in climate change solutions are poised for growth without any sizable government intervention and that added actions, such as carbon taxes, could make the economic advantages of climate solutions even more pronounced.

2.	Please explain why American Depositary Receipts (ADRs) are sufficiently economically tied to the U.S. to be considered U.S. securities.

Response: The Fund reevaluated their inclusion, and determined that ADRs will not be considered U.S. equity securities for purposes of the Fund’s 80% policy. The disclosure has been revised to read:

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus borrowings for investment purposes, in U.S.-listed equity securities of Climate Solution Companies. The Fund’s “80%” policy is non-fundamental and can be changed without shareholder approval. However, Fund shareholders would be given at least 60 days’ notice prior to any such change. The Fund may invest in international companies, including those in emerging markets, through U.S. exchange-traded American Depositary Receipts (“ADRs”), however, they will not be considered U.S. equity securities for purposes of the Fund’s 80% policy. The Fund intends that under normal circumstances substantially all of its net assets will be invested in equity securities.

3.	In Step 1 of the Climate Solutions Company determination process, please include examples of “solutions categories” provided by the independent third-party entities.

Response: The Prospectus has been revised to include examples of “solutions categories” provided by the independent third-party entities.

4.	In the specific exclusionary filters, please replace the “more than” (and “higher than”) references with an affirmative percentage of company revenues tied to the factor in question (e.g., 50% of revenues). If that is not practicable, please explain why the “more than” analysis results in a material exposure sufficient to label the firm a “Climate Solutions Company.”

Response: Several of the exclusionary filter disclosures have been revised to include affirmative references company revenues tied to the factor in question. However, such a change was not practical for some of the filters. The Sub-Adviser notes that this Step disqualifies companies whose revenues from fossil fuel products and services exceed climate solutions revenue. Companies may generate revenue from other activities, but revenue generated from climate solutions is a directionally relevant source of a company’s revenue. The Sub-Adviser notes that the foregoing test effectively eliminates virtually all conglomerates.

Also, as noted previously, the point of Step 3 is to determine the "directionality" of a company. If a company generates more revenue from fossil fuel related activities, it is likely to keep investing in those more heavily and is therefore viewed as a company like that is "directionally" going in the wrong direction. Whereas a company investing more in of its revenue in its climate solution is directionally moving in the right direction.

The Sub-Adviser includes this filter because “we acknowledge that our world is still primarily run by fossil fuels. We want to the Fund to hold the securities of companies positioned to transition and help lead on that, while acknowledging that some may still have a foot in both worlds.” As a result, the Sub-Adviser believes that any company that passes Steps 1-4 is appropriately considered a Climate Solutions Company.

5.	The description of the Green Utility Companies filter includes the statement that “if the utility owns coal plants, the company must have announced closure dates for those plants within the next three years.” However, in Step 3, there is a statement that “the Sub-Adviser does not consider announcements of future climate commitments or other qualitative factors.” Please reconcile the two statements.

Response: The Fund agrees that the foregoing two statements were inconsistent. The original statement in Step 3 was inadvertently too broad. It has been revised to indicate that, in selecting investments, the Sub-Adviser does not consider announcements of future climate commitments surrounding emissions reductions. The Prospectus has been updated accordingly.

6.	The description of the Telepresence Companies filter is very broad. Consider narrowing the description so that the application of the filter results in companies that are appropriately climate solutions investments.

Response: The description of the Telepresence Companies filter in the Prospectus has been narrowed and tailored to climate solutions.

7.	Please update Recent Market Event Risks as appropriate.

Response: The Trust has updated the “Recent Market Event Risks” disclosure.

8.	Please add risk disclosures regarding unsponsored ADRs.

Response: Risk disclosures regarding unsponsored ADRs have been added to the Prospectus.

Statement of Additional Information

9.       In the first paragraph of the section entitled “Acceptance of Orders of Creation Units,” please delete subsections (4) and (6), and renumber the remaining subsections accordingly.

Response: The relevant section in the SAI has been revised to reflect the foregoing.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@torosoinv.com.

Sincerely,

/s/ Michael T. Pellegrino
Michael T. Pellegrino, General Counsel
Toroso Investments, LLC